Exhibit 18.1

February 27, 2015
AmSurg Corp.
1A Burton Hills Boulevard
Nashville, Tennessee 37215

Dear Sirs/Madams:
We have audited the consolidated balance sheets of AmSurg Corp. and subsidiaries (the “Company”) as of December 31, 2014 and 2013 and the related consolidated statements of earnings, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 27, 2015, which expresses an unqualified opinion. Note 9 to such consolidated financial statements contains a description of your adoption, during the year ended December 31, 2014, of your change in the date for the annual goodwill impairment test from December 31st to October 1st. In our judgment, such change is an alternative accounting principle that is preferable under the circumstances.
Yours truly,
/s/ DELOITTE & TOUCHE
Nashville, Tennessee